Exhibit 3.1

Amendments to Bylaws of Neonode Inc.

Section 34 of the Bylaws was amended on December 5, 2007 by adding the two sentences below as the first two sentences of Section 34:

“The shares of the corporation shall be represented by certificates unless the Board of Directors shall, by resolution, provide that some or all of any class or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by certificate until the certificate is surrendered to the corporation.”

Section 36(a) of the Bylaws was amended on December 5, 2007 so that it is amended and restated in its entirety to read as follows:

“(a) Transfers of record of shares of stock of the corporation will be made only upon its books by the holders thereof, in person or by attorney duly authorized, upon compliance with the customary procedures for transferring shares in uncertificated form or upon surrender of a properly endorsed certificate or certificates for a like number of shares.”